Filed by: VMware, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: EMC Corporation

Subject Company’s Commission File No.: 001-09853

On August 9, 2007, the following communication was sent via email to eligible employees of VMware, Inc. (“VMware”) in connection with EMC Corporation’s (“EMC”) and VMware’s offer to exchange certain outstanding options to purchase shares of EMC’s common stock for options to purchase shares of VMware’s Class A common stock and certain outstanding restricted stock of EMC for restricted Class A common stock of VMware.

TO:

VMware has filed an amendment to the Prospectus—Offer to Exchange relating to the exchange offer for certain EMC options and restricted stock. Changes from the Prospectus—Offer to Exchange previously distributed to you primarily reflect that VMware has increased the range of the estimated initial public offering price of VMware stock and do not impact the method for calculating the Exchange Ratio. The revised Prospectus—Offer to Exchange, which you are urged to read in its entirety, has been posted to the online Election Site for the EMC-VMware Exchange Program at the top of the Documents List page.

We would like to remind you that if you are eligible and decide to participate in the Exchange Program, you must make your election(s) before the offer expires at 11:00 a.m. Pacific Time on August 13th, 2007 (unless the offer is extended). We urge you to allot yourself ample time to familiarize yourself with the site, the offering materials, and the process for making your election(s).

Additionally, we would like to remind you that all employees eligible to participate in the Exchange Program will be subject to a blackout period in order to process elections made in the offer. As a result, immediately after the Exchange Program expires on August 13 (unless the offer is extended), you will be unable to make transactions related to EMC options within your UBS account for the remainder of the trading day. On August 14 (unless the offer is extended), if you have made election(s) to exchange in the offer, EMC options within your UBS account will remain subject to blackout, so your election(s) can be properly processed. We expect the blackout to be lifted entirely on August 15 (unless the offer is extended).

As a reminder from the earlier e-mails that have been sent to you, the online Election Site for the EMC-VMware Exchange Program is available at: https://www.corp-action.net/vmware, and the following personal identification number (PIN) has been assigned to you:

Your PIN is:

Please do not reply to this automated e-mail message. If you have any questions, please call Mellon Investor Services at the numbers listed below.

Mellon Investor Services

Customer Service Representatives are available Monday through Friday

5:00 a.m. to 4:00 p.m. Pacific Time

888-313-1479 from within the U.S.

201-680-6672 from outside the U.S.

Important Information Regarding the Exchange Offer

You are urged to read the Prospectus – Offer to Exchange, and any other relevant documents filed with the SEC before making a decision whether to participate in the exchange offer. None of VMware, EMC or any of their respective directors or officers makes any recommendation as to whether you should participate in the exchange offer. You are able to obtain a free copy of the Prospectus – Offer to Exchange and other related documents filed with the SEC by VMware and EMC at the SEC’s web site at www.sec.gov. You are also able to obtain a free copy of these documents by calling the information and exchange agent, Mellon Investor Services, at one of the above telephone numbers or sending a request to one of the following addresses:

By Mail:	By Hand:	By Overnight:

Mellon Investor Services Reorganization Department PO Box 3301 South Hackensack, NJ 07606	Mellon Investor Services Reorganization Department 27th Floor 480 Washington Blvd. Jersey City, NJ 07310	Mellon Investor Services Reorganization Department 480 Washington Blvd. Mail Stop - Reorg Jersey City, NJ 07310